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- EXHIBIT 99.1

                          BUSINESS PLAN IN 2004 (POSCO)

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  EXCHANGE RATE                 ITEMS                    UNIT                 2004
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
                             Crude Steel            Mn Metric Tons            29.4
                             Production
                        ------------------------------------------------------------
                             Sales Volume           Mn Metric Tons            28.2
   KRW1,150/U$          ------------------------------------------------------------
    JPY106/U$                   Sales                   KRW BN              17,422
                        ------------------------------------------------------------
                           Operating Profit             KRW BN               3,663
                        ------------------------------------------------------------
                                CAPEX                   KRW BN               2,778
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



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The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.
All figures in the above table are based on non-consolidated financial statements.
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